

05043205

EDSTATES
XCHANGE COMMISSION
ton, D.C. 20549

UF 9-1-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: York Stockbrokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 5th Avenue, 6th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Taylor — 212-453-2541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spielman Koenigsberg & Parker, LLP
(Name – *if individual, state last, first, middle name*)

888 7th Avenue, 35th Floor	New York	NY	10106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEP 02 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/1/05

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

For the Years Ended June 30, 2005 and 2004



Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report

To the Board of Directors
York Stockbrokers, Inc.:

We have audited the accompanying statements of financial condition of York Stockbrokers, Inc. as of June 30, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of York Stockbrokers, Inc. as of June 30, 2005 and 2004 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page eleven is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker LLP

July 15, 2005

YORK STOCKBROKERS, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2005 and 2004

	2005	2004
Assets		
Current		
Cash and cash equivalents	$ 283,077	$ 174,074
Due from brokers	945	6,049
Commissions receivable	1,715	7,871
Accounts receivable	139,680	35,039
Total current assets	425,417	223,033
Fixed assets, net of accumulated depreciation of $194,142 and $138,480, respectively	302,434	280,983
Marketable securities	18,860	6,300
Clearing deposit	25,000	25,000
Total assets	$ 771,711	$ 535,316
Liabilities		
Current		
Accounts payable and accrued expenses	$ 49,774	$ 63,027
Deferred income	50,000	
Deferred rent	27,035	789
Taxes payable	1,584	1,145
Total liabilities	128,393	64,961
Stockholders' equity		
Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	964,000	689,000
Accumulated deficit	(321,682)	(219,645)
Total stockholders' equity	643,318	470,355
Total liabilities and stockholders' equity	$ 771,711	$ 535,316

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended June 30, 2005 and 2004

	2005	2004
Revenue		
Commission income	$ 696,795	$ 1,072,785
License fee and other income	50,000	9,000
Service fee income	154,459	100,000
Interest and dividend income	4,097	4,495
Unrealized gain (loss) on marketable securities	12,560	(6,700)
Total revenue	917,911	1,179,580
Expenses		
Salaries and related taxes	380,652	341,194
General and administrative	301,579	242,177
Professional fees	127,849	484,355
Depreciation and amortization	55,662	45,426
Equipment leasing	55,023	48,161
Insurance	39,365	35,813
Clearing and floor brokerage fees	27,130	25,804
Commission expense	16,280	
Travel and entertainment	5,704	26,253
Regulatory fees	3,940	5,924
Bad debt expense	3,000	
Corporate taxes	2,264	2,314
Charitable contributions	1,500	
Total expenses	1,019,948	1,257,421
Net loss	$ (102,037)	$ (77,841)

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2005 and 2004

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, June 30, 2003	1,000	$ 1,000	$ 689,000	$ (141,804)	$ 548,196
Net loss				(77,841)	(77,841)
Balance, June 30, 2004	1,000	1,000	689,000	(219,645)	470,355
Contribution of capital			275,000		275,000
Net loss				(102,037)	(102,037)
Balance, June 30, 2005	1,000	$ 1,000	$ 964,000	$ (321,682)	$ 643,318

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net loss	$ (102,037)	$ (77,841)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation and amortization	55,662	45,426
(Increase) decrease in:		
Due from brokers	5,104	9,364
Commissions receivable	6,156	49,902
Accounts receivable	(104,641)	(35,039)
License fees receivable		20,250
Payroll tax refund receivable		918
Marketable securities	(12,560)	6,700
Increase (decrease) in		
Deferred income	50,000	
Accounts payable and accrued expenses	(13,253)	(12,469)
Deferred rent	26,246	(3,157)
Taxes payable	439	1,145
Net cash (used in) provided by operating activities	(88,884)	5,199
Cash flows from investing activities:		
Purchases of fixed assets	(77,113)	(31,798)
Net cash used in investing activities	(77,113)	(31,798)
Cash flows from financing activities:		
Capital contributions	275,000	
Net cash provided by financing activities	275,000	
Net increase (decrease) in cash	109,003	(26,599)
Cash and cash equivalents, beginning of year	174,074	200,673
Cash and cash equivalents, end of year	$ 283,077	$ 174,074
Supplemental disclosure:		
Cash paid during the year for:		
Taxes	$ 1,825	$ 1,849

The accompanying notes are an integral part of these financial statements.

1. Organization

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company is currently engaged in various types of businesses, such as selling corporate debt securities, corporate equity securities, over-the-counter stocks and government securities. The Company also effects, on behalf of clients, transactions in commodity futures, commodities, commodity options, and foreign exchange. The Company is registered with the National Futures Association.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets at June 30, 2005 and 2004 consist of the following:

	2005	2004
Leasehold improvements	$ 422,787	$ 368,014
Computer equipment	34,050	34,050
Computer software	8,499	8,499
Furniture and fixtures	30,740	8,400
Non-depreciable assets	500	500
	496,576	419,463
Less: accumulated depreciation	(194,142)	(138,480)
	$ 302,434	$ 280,983

Revenue and Expense Recognition

The Company records commission revenue and related expenses on a trade date basis.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". As required under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Reclassifications

Certain amounts in the 2004 financial statements have been reclassified in order to conform with the 2005 presentation.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, the Company has their own and customers' transactions cleared through other broker dealers pursuant to fully disclosed clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers that are highly capitalized.

4. Commissions Receivable

The receivables represent commissions earned but not yet received as of June 30, 2005 and 2004.

5. License Fees

The receivable represents income earned from separate companies under license agreements, whereby YSI grants the licenses the right to use the Company's desk space. This space shall be used by the licensees solely for administrative office purposes relating to their businesses. The Company charges the licensees a monthly fee ranging from $750 to $2,000.

6. Marketable Securities

Marketable securities, which consist entirely of NASDAQ Stock Market, Inc. equity securities, are carried at their fair market value at June 30, 2005.

7. Clearing Deposit

The clearing deposit consists of money deposited into a capital account with the Company's clearing firm, Pershing, a Bank of New York Securities Group Company. As of June 30, 2005 and 2004, the balance is $25,000.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2005 the company had net capital of $196,660, which was $188,101 in excess of SEC required net capital of $8,559. As of June 30, 2004 the Company had net capital of $145,517, which was $140,517 in excess of SEC required net capital of $5,000.

9. Subsequent Event

Effective July 1, 2005, the Company is now subject to a $100,000 Net Capital Requirement, pursuant to Rule 15c3-1 of the Securities and Exchange Commission.

10. Commitments and Contingencies

The Company rents office space in which the underlying lease provides for rent escalations. As required by SFAS No. 13, "Accounting for Leases," the Company amortizes its rent expense on a straight-line basis over the life of the related lease. In October 2004 the Company signed an amendment to the original lease. Minimum lease obligations under the amended lease at June 30, 2005 are approximately, as follows, for the years ended June 30:

2006	$ 127,224
2007	127,224
2008	127,224
2009	31,806
	$ 413,478

11. Related Party Transactions

Under the Company's lease agreement for its office space, there is a $57,500 security deposit, which was paid by an affiliate, York Stockbrokers, Ltd. ("YSL"), a London based company.

The Company received $14,000 in consulting fees in 2005 from York R.E., Inc., an affiliate. The Company also received $18,000 in license fee income from York R.E., Inc. The fees are included in License fee and other income on the statement of operations. In addition, the Company paid York R.E., Inc. $1,200 for storage in 2005 and 2004. The storage fees are included with general and administrative expenses on the statement of operations.

Management represents that all transactions with affiliates are made at arms-length.

12. Income Taxes

At June 30, 2005 and 2004, the Company had federal and state net operating loss carryforwards of approximately $207,000 and $118,000, respectively. The net operating losses will expire in the various years through June 30, 2024.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The Company has a net deferred tax asset at June 30, 2005 of $59,335. The temporary differences that give rise to the deferred tax asset are net operating losses and the book to the tax differences for depreciation. A valuation allowance has been established to reduce this net deferred asset to zero based upon the uncertainty regarding realization of such tax benefits in future periods.

13. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

SUPPLEMENTARY INFORMATION

YORK STOCKBROKERS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended June 30, 2005

Stockholders' equity	$ 643,318
Less: nonallowable assets:	
Fixed assets, net	302,434
Accounts receivable	139,680
Commissions receivable on futures transactions	1,715
Total nonallowable assets	443,829
Net capital before haircut on securities positions	199,489
Haircut	2,829
Net capital	196,660
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)	8,559
Capital in excess of minimum requirement	$ 188,101
Aggregate indebtedness	$ 128,393
Ratio of aggregate indebtedness to net capital.	.65:1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of June 30, 2005.

The accompanying notes are an integral part of these financial statements.



Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report on Internal Control Structure

Board of Directors
York Stockbrokers, Inc.

In planning and performing our audit of the financial statements of York Stockbrokers, Inc. (the "Company") for the year ended June 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention indicating such conditions had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraphs.



Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Structure (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of York Stockbrokers, Inc. to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Spielman Koenigsberg & Parker LLP

July 15, 2005